EXHIBIT 21.1

WINDSWEPT ENVIRONMENTAL GROUP, INC.

List Of Subsidiaries	State or Other Jurisdiction of Incorporation or Organization

North Atlantic Laboratories, Inc.	New York

Trade-Winds Environmental Restoration Inc.	New York

Environmental Restoration, Inc.	New York

RestoreNet, Inc.	New York